SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K



 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------


          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                             AT ATTAPULGUS, GEORGIA
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia

                               Table of Contents





                                                                   Page
                   Description                                     ----
                   -----------

Report of Independent Public Accountants                            3

Statement of Net Assets Available for Benefits                      4
 at December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits           5
for the year ended December 31, 2000

Notes to Financial Statements                                       6-11

Supplemental Schedule
 Schedule of Assets Held for Investment Purposes                   12
 at December 31, 2000

Schedule of Reportable Transactions for the Year
 Ended December 31, 2000                                           13

Consent of Independent Accountants                                 14

                    Report of Independent Public Accountants
                    ----------------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:

     We have audited the accompanying statements of net assets available for benefits of the of Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 26, 2001

              Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia
                        Statement of Net Assets Available for Benefits
                          At December 31, 2000 and 1999



                                           2000                 1999
                                           ----                 ----

Assets
------
  Investments at fair value            $  1,854,295         $  1,472,059

  Receivables:
     Participant Contributions               20,967               25,251
     Employer Contributions                   7,571                9,345
                                       ------------         ------------
     Total Receivables                 $     28,538         $     34,596

                                        -----------          -----------

Net Assets Available for Benefits      $  1,882,833         $  1,506,655
                                       ============         ============


























                 See Accompanying Notes to Financial Statements

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia
            Statement of Changes In Net Assets Available for Benefits
                      For The Year Ended December 31, 2000




                                                       2000
                                                       ----
Additions:
 Net Investment Income:
     Dividends                                    $     50,253
     Interest                                           13,836
                                                  ------------
 Total Investment Income                                64,089

 Contributions:
     Participant                                       280,352
     Employer                                          101,551
                                                  ------------
 Total Contributions                                   381,903


 Net Realized Loss on Sale
     of Investments                                     (8,705)

 Unrealized Appreciation
    of Investment                                       65,580
                                                  ------------
 Total Additions                                       502,867

Deductions:
 Distributions                                         125,743
 Other Deductions                                          946
                                                  ------------
 Total Deductions                                      126,689

 Net Increase                                          376,178

 Net Assets Available for Benefits at                1,506,655
  Beginning of Year
                                                  ------------

 Net Assets Available for Benefits at             $  1,882,833
  End of Year
                                                  ============






                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia (the Plan), effective as of May 1, 1998, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility
-----------
Subject to certain limitations and restrictions, all employees of Engelhard Corporation represented by Local 170 of the United Steel Workers of America are eligible to participate in the Plan.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to defer on a pre-tax basis up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and have the amount contributed to the plan. Employees may also contribute 10 percent of their compensation to the plan on a post tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains fifteen separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof or in obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Windsor II Growth Fund consists of assets invested in the Vanguard Windsor II Fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              d) The Windsor Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              e) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              f) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              g) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              h) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              i) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              j) The Vanguard U.S. Growth Fund seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              k) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

              l) The Prime Cap Funds consists of assets invested in the Vanguard Prime Cap Fund and seeks long-term growth of capital.

              m) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              n) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              o) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. Participants are intitially restricted from moving matching contributions out of the Company Stock Fund until the funds become unrestricted. Current year matching contributions become unrestricted at the rate of 25 percent per year.

The number of Participants in each fund was as follows at December 31:

Participants                                          2000       1999
------------                                          ----       ----
Company Stock Fund                                      98        101
Fixed Income Fund                                       25         30
Windsor II Growth Fund                                   8          5
Windsor Growth Fund                                     10          6
Balanced Fund                                           25         27
Equity Index Fund                                       30         28
Small Cap Fund                                           4          -
Life Strategy Growth Fund                                5          4
Life Strategy Conservative Growth Fund                   1          1
Vanguard U.S. Growth Fund                                8          3
Life Strategy Moderate Growth Fund                       3          3
Prime Cap Fund                                          10          3
Short Term Bond Fund                                     1          -
International Growth Fund                                5          -
Life Strategy Income Fund                                -          -

   The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

 The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

                                             2000                  1999
                                                  Value                 Value
                                        Units    per Unit     Units    per Unit
                                        -----    --------     -----    --------
Company Stock Fund                       33,178   $34.22       29,898   $31.75

Fixed Income Fund                       132,590     1.00       97,159     1.00

Windsor II Growth Fund                    1,016    27.20          483    24.97

Windsor Growth Fund                       1,115    15.29          371    15.17

Balanced Fund                             3,770    23.67        3,809    23.80

Equity Index Fund                         5,705    32.06        3,987    37.08

Life Strategy Growth Fund                   926    19.59        1,001    21.41

Life Strategy Conservative                   53    14.70           51    15.10
 Growth Fund

Vanguard U.S. Growth Fund                   637    27.65          224    43.53

Life Strategy Moderate Growth Fund          621    17.24          517    18.18

Loan Fund                               216,132     1.00      151,342     1.00

Prime Cap Fund                              458    60.38          184    62.07

Short Term Bond Fund                         60    10.65            -        -

Small Cap Fund                              159    19.44            -        -

International Growth Fund                   176    18.87            -        -



     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the employee matching contribution. The following describes the change in the balance during the years ended December 31, 2000.

               Balance @ 12/31/99       $264,375
               Dividends                   3,853
               Appreciation                3,532
               Contributions             103,324
               Transfer to unrestricted (234,378)
               Distributions             (13,804)
               Other                      (3,135)
                                        --------
               Balance @ 12/31/00       $123,767

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duaration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals
-----------------------------
Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contribution will be subject to current income taxes as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement Changes in Net Assets Available for Benefits.

     Certain reclassifications have been made to prior year balances to conform to current years presentation.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Plan intends to file for a determination letter with the Internal Revenue Service during 2001. Amounts contributed to and earned by the Plan are not taxed to the participant until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan Administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan expenses.

 Note 5 - Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks.

     Financial instruments which potentially subject the plan to concentration of credit risk consists principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in the Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Note 7 -      Related Party Transactions

     For the 2000 plan year, the Company transferred 5,676 treasury stock shares (representing a contribution dollar amount of $101,551) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

     For a listing of assets exceeding 5% of total assets see schedule of investments.

Note 8 -      Ommited Schedules and Information

     The Plan has no commitments or leases in default, as defined by ERISA section 2520.103(b)(3)(E) for the year ended December 31, 2000.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia
                 Schedule of Assets Held for Investment Purposes
                              at December 31, 2000

                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
     Lessor, or          Interest, Collateral, Par                (E)Current
(A)  Similiar Party      or Maturity Value           (D)Cost         Value
---  --------------   --------------------------- ------------    ------------
 *   Vanguard           Engelhard Corporation
                        Company Stock Fund         $1,064,856      $1,117,390 **

 *   Vanguard           Fixed Income Fund             130,613         130,613 **
                        (Retirement Savings Trust)

 *   Vanguard           Windsor II Fund                27,102          26,994

 *   Vanguard           Growth Fund                    16,631          16,031
                        (Windsor Fund)

 *   Vanguard           Balanced Fund                  88,447          86,757
                        (Asset Allocation Fund)

 *   Vanguard           Equity Index Fund             183,068         181,511 **
                        (Growth and Income Portfolio)

 *   Vanguard           Prime Cap Fund                 28,229          26,631

 *   Vanguard           Life Strategy Growth Portfolio 18,341          17,840

 *   Vanguard           Life Strategy Conservative        781             786
                        Growth Portfolio

 *   Vanguard           U.S. Growth Portfolio          23,677          16,860

 *   Vanguard           Life Strategy Moderate         10,440          10,166
                        Growth Fund

 *   Vanguard           International Growth            3,615           3,104
                        Fund

 *   Vanguard           Short Term Bond Fund              580             590

 *   Vanguard           Small Cap Index Fund            3,509           2,890

*Promissory notes from participants having            216,132         216,132
  interest rates from 8.75% to 10.50%
                                                   ----------      ----------
    Total                                          $1,816,021      $1,854,295
                                                   ==========      ==========


**Market value is greater than 5% of Net Assets.
*Represents party-in-interest.

                    Savings Plan for the Hourly Employees at
                              Attapulgus, Georgia
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2000



Identity of Party    Description of Assets (include    Purchase   Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price     Price       of Asset         of Asset          Historical
                     the case of a loan)                                                      on Transactions     Gain(Loss)
-----------------    ------------------------------    --------   -------   ---------------   -----------------   ----------
Vanguard             Vanguard Asset Allocation Fund   $ 40,397                                  $ 40,397
Vanguard             Vanguard Asset Allocation Fund              $ 41,321     $ 39,946            41,321           $  1,375
Vanguard             Vanguard Growth & Income          123,168                                   123,168
Vanguard             Vanguard Growth & Income                      65,373       60,206            65,373              5,167
Vanguard             Vanguard Retir. Savings Trust     130,033                                   130,033
Vanguard             Vanguard Retir. Savings Trust                 94,102       94,102            94,102
N/A                  Engelhard Corp. Stock Fund        332,898                                   332,898
N/A                  Engelhard Corp. Stock Fund                   232,868      267,229           232,868            (34,361)




*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


     As indepenedent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into the Company's previously filed Registration Statements File Nos.: 2-72830
                                                    2-81559
                                                    2-84477
                                                    2-89747
                                                    33-28540
                                                    33-37724
                                                    33-40365
                                                    33-40338
                                                    33-43934
                                                    33-65990
                                                    333-02643
                                                    333-71439
                                                    333-39570






                                   /s/ ARTHUR ANDERSEN L.L.P.






New York, New York
June 26, 2001

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 26th day of June, 2001.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources